Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 13, 2024

MorphoSys AG Reports Fourth Quarter and Full Year 2023 Financial Results and Provides Corporate Update

– Entered into Business Combination Agreement to be acquired by Novartis for € 68.00 per share in cash or € 2.7 billion equity value

– Sold all tafasitamab rights worldwide to Incyte

– Presented comprehensive Phase 3 MANIFEST-2 study results at ASH 2023 Annual Meeting, demonstrating pelabresib improves all four disease hallmarks of myelofibrosis

– Monjuvi® U.S. net product sales of US$ 24.1 million (€ 22.4 million) for the fourth quarter of 2023 and US$ 92.0 million (€ 85.0 million) for the full year of 2023

– € 680.5 million in cash and other financial assets as of December 31, 2023

– MorphoSys to host conference call and webcast on Thursday, March 14, 2024, at 1:00 pm CET (12:00 pm GMT; 8:00 am EDT)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the fourth quarter and the full year 2023.

“In 2023, we demonstrated the potential for pelabresib to shift the myelofibrosis treatment paradigm, as results from our Phase 3 MANIFEST-2 study showed that all four disease hallmarks were improved with the pelabresib and ruxolitinib combination therapy over standard of care,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Now, in 2024, we are pleased that Novartis is committing to the future of our promising pipeline. With its ample resources, additional scientific expertise and global footprint, Novartis can help accelerate pelabresib’s potential worldwide. The acquisition process is progressing steadily, and we expect to close the proposed transaction in the first half of the year.”

Novartis’ Public Takeover Offer:

On February 5, 2024, MorphoSys announced the company entered into a Business Combination Agreement with Novartis BidCo AG (formerly known as Novartis data42 AG) and Novartis AG (hereinafter collectively referred to as “Novartis”) based on Novartis’ intention to submit a voluntary public takeover offer for all outstanding MorphoSys no-par value bearer shares at an offer price of € 68.00 per share in cash. The offer price corresponds to a premium of 94% and 142% on the volume-weighted average price during the last month and three months, as of the unaffected January 25, 2024, close, respectively. As part of the Business Combination Agreement with Novartis, Novartis seeks to obtain exclusive, worldwide rights to develop and commercialize pelabresib, an investigational BET inhibitor, and tulmimetostat, an investigational next-generation dual inhibitor of EZH2 and EZH1, across all indications.

The offer will contain customary closing conditions, in particular a minimum acceptance threshold of 65% of MorphoSys’ share capital and antitrust clearances. MorphoSys and Novartis have received antitrust clearance in Germany and Austria. The companies have also made antitrust filings in the U.S. under the HSR Act and continue to expect the closing to take place in the first half of 2024.

Pelabresib Highlights:

On December 10, 2023, comprehensive results from the Phase 3 MANIFEST-2 study at 24 weeks were presented during an oral presentation at the 65th American Society of Hematology (ASH) Annual Meeting and Exposition. In MANIFEST-2, the combination of pelabresib and the JAK inhibitor ruxolitinib improved all four disease hallmarks of myelofibrosis, including a significant reduction in spleen size with a response rate nearly double that of placebo plus ruxolitinib. The combination therapy showed a strong positive trend in reducing symptom burden and improvements in measures of anemia and bone marrow fibrosis, and demonstrated safety results in line with assessments from prior clinical trials.

Monjuvi/Minjuvi® Highlights:

Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 24.1 million (€ 22.4 million) for the fourth quarter 2023 (Q4 2022: US$ 25.3 million (€ 24.7 million)) and US$ 92.0 million (€ 85.0 million) for the full year of 2023 (2022: US$ 89.4 million (€ 84.9 million)). Minjuvi royalty revenue of € 1.3 million for sales outside of the U.S. in the fourth quarter 2023 (Q4 2022: € 0.7 million) and € 5.4 million for the full year of 2023 (2022: € 3.0 million).

On February 5, 2024, MorphoSys also announced it entered into a Purchase Agreement to sell and transfer all rights worldwide related to tafasitamab to Incyte Corporation (“Incyte”). Under the terms of MorphoSys’ Purchase Agreement with Incyte, Incyte will obtain exclusive rights worldwide, assume full responsibility and cover all costs going forward for the development and commercialization of tafasitamab for a purchase price of US$ 25 million.

Corporate Developments:

On December 14, 2023, MorphoSys announced the completion of a share capital increase from € 34,231,943 by € 3,423,194 to € 37,655,137 through a full utilization of its authorized capital 2023-II, resulting in gross proceeds of € 102.7 million.

Financial Results for the Fourth Quarter of 2023 (IFRS):

Total revenues for the fourth quarter 2023 were € 59.0 million compared to € 81.6 million for the same period in 2022. The decrease resulted first and foremost from prior year revenues stemming from the execution of an out-licensing agreement with Novartis.

in € million*	Q4 2023	Q3 2023	Q4 2022	Q-Q Δ	Y-Y Δ
Total revenues	59.0	63.8	81.6	(8)%	(28)%
Monjuvi product sales	22.4	21.5	24.7	4%	(9)%
Royalties	34.0	34.0	29.1	0%	17%
Licenses, milestones and other	2.6	8.3	27.9	(69)%	(91)%
*	Differences due to rounding.

Cost of Sales: In the fourth quarter of 2023, cost of sales was € 14.6 million compared to € 15.4 million for the comparable period in 2022.

Research and Development (R&D) Expenses: In the fourth quarter 2023, R&D expenses were € 80.3 million compared to € 94.0 million for the same period in 2022. The decrease mainly resulted from lower expenses for external services.

Selling, General and Administrative (SG&A) Expenses: Selling expenses in the fourth quarter 2023 were € 22.6 million compared to € 23.0 million for the same period in 2022. General and administrative (G&A) expenses amounted to € 22.9 million compared to € 17.5 million for the same period in 2022.

Operating Loss: Operating loss amounted to € 81.4 million in the fourth quarter 2023 compared to € 68.4 million for the same period in 2022.

Consolidated Net Loss: For the fourth quarter 2023, consolidated net loss was € 48.3 million compared to € 329.4 million for the same period in 2022.

Financial Results for the Full Year 2023 (IFRS):

Total Revenues for the full year 2023 were € 238.3 million compared to € 278.3 million in 2022. The decrease resulted first and foremost from prior year revenues stemming from the execution of out-licensing agreements with HI-Bio and Novartis. Royalties in 2023 include € 5.4 million from the sale of Minjuvi outside of the U.S. by our partner Incyte and € 111.0 million from Tremfya® sales which is fully passed on to Royalty Pharma.

in € million*	2023	2022	Y-Y Δ
Total revenues	238.3	278.3	(14)%
Monjuvi product sales	85.0	84.9	0%
Royalties	116.4	99.9	17%
Licenses, milestones and other	36.9	93.5	(61)%
*	Differences due to rounding.

Cost of Sales: For the full year 2023, cost of sales were € 58.4 million compared to € 48.6 million in 2022. The increase compared to the previous year is mainly due to one-off effects from write-downs on inventories in the amount of € 11.9 million recognized in 2023.

R&D Expenses: For the full year 2023, R&D expenses were € 283.6 million compared to € 297.8 million in 2022. The decrease of R&D expenses reflects our current clinical study progress as well as prioritization activities relating to our R&D portfolio.

SG&A Expenses: Selling expenses for the full year 2023 were € 81.4 million compared to € 92.4 million in 2022. The decrease is mainly due to the ongoing measures to streamline and focus sales efforts. G&A expenses amounted to € 65.8 million for 2023 compared to € 60.1 million in 2022. The increase was mainly driven by the increase in share-based payment expenses.

Operating Loss: Operating loss amounted to € 252.5 million for the full year 2023 compared to a loss of € 220.7 million in 2022.

Consolidated Net Loss: For the full year 2023, consolidated net loss was € 189.7 million compared to a net loss of € 151.1 million in 2022.

Cash and Other Financial Assets: As of December 31, 2023, the Company had cash and other financial assets of € 680.5 million compared to € 907.2 million on December 31, 2022. The liquid funds are predominantly required to advance the development of the proprietary portfolio to key clinical and regulatory milestones. The Management Board believes that the cash and other financial assets, which also incorporates the additional cash impacts from the sale of tafasitamab to Incyte as announced on February 5, 2024, will be sufficient to fund the operating activities and other cash requirements until early 2026 including the repayment of the convertible bonds. Any potential cashflows resulting from the Novartis Business Combination Agreement as announced on February 5, 2024, were not considered in the recent corporate planning.

Under the Business Combination Agreement, Novartis agreed to use all such efforts which are from the perspective of a prudent business person reasonable and appropriate to provide MorphoSys with the financial resources required following completion of the Novartis Takeover Offer to enable MorphoSys to pay any obligations of MorphoSys arising from the implementation of the Novartis Takeover Offer as and when due, for example, but not limited to the obligation from the convertible bonds and the obligations arising from the long-term incentive plans, each to the extent triggered by the completion of the Novartis Takeover Offer.

For the unlikely case that the proposed transaction with Novartis is not consummated, and MorphoSys consequently would remain a stand-alone company, management would need to assess different financing options to ensure the going-concern assumption beyond the said timeframe according to regulatory requirements. Management would then consider both anti-dilutive financing options, such as out-licensing of (pre-) clinical assets or the sale of potential future royalties, but also consider accessing the capital markets by way of issuance of new shares or share instruments (ADSs) and/ or issuance or refinancing of convertible debt.

Number of Shares: The number of shares issued totaled 37,655,137 on December 31, 2023.

Financial Guidance 2024:

As a consequence of the sale and transfer of tafasitamab to Incyte on February 5, 2024, MorphoSys’ 2024 financial guidance published on January 30, 2024, cannot be maintained and therefore was revoked. For the time being, MorphoSys will no longer make a forecast for revenues from product sales, as no such revenues will be realized.

For 2024, the Group expects R&D expenses of € 170 million to € 185 million. R&D expenses mainly represent our investments in the development of pelabresib and tulmimetostat. Selling, administrative and general expenses are expected to be between € 90 million and € 105 million. Any effects from the implementation of the Novartis takeover offer are not included in this forecast.

The overall forecast is subject to a number of uncertainties, including inflation and foreign currency effects.

Operational Outlook:

The following activity is planned for 2024:

•

Submit a New Drug Application for pelabresib in combination with ruxolitinib in myelofibrosis to the U.S. Food and Drug Administration (FDA) and a Marketing Authorization Application to the European Medicines Agency in the middle of 2024.

MorphoSys Group Key Figures (IFRS, end of financial year: December 31, 2023)

in € million	Q4 2023	Q4 2022	Δ	2023	2022	Δ
Revenues	59.0	81.6	(28)%	238.3	278.3	(14)%
Product Sales	22.4	24.7	(9)%	85.0	84.9	0%
Royalties	34.0	29.1	17%	116.4	99.9	17%
Licenses, Milestones and Other	2.6	27.9	(91)%	36.9	93.5	(61)%
Cost of Sales	(14.6)	(15.4)	(5)%	(58.4)	(48.6)	20%
Gross Profit	44.4	66.2	(33)%	179.9	229.6	(22)%
Total Operating Expenses	(125.8)	(134.6)	(7)%	(432.4)	(450.4)	(4)%
Research and Development	(80.3)	(94.0)	(15)%	(283.6)	(297.8)	(5)%
Selling	(22.6)	(23.0)	(2)%	(81.4)	(92.4)	(12)%
General and Administrative	(22.9)	(17.5)	31%	(65.8)	(60.1)	9%
Impairment of Goodwill	(1.6)	—	n/a	(1.6)	—	n/a
Operating Profit / (Loss)	(81.4)	(68.4)	19%	(252.5)	(220.7)	14%
Other Income	0.1	(7.8)	>(100)%	5.0	12.0	(58)%
Other Expenses	(3.9)	7.4	>(100)%	(7.1)	(15.6)	(54)%
Finance Income	174.3	325.0	(46)%	213.4	412.1	(48)%
Finance Expenses	(40.8)	249.5	>(100)%	(142.0)	(165.9)	(14)%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(0.1)	0.4	>(100)%	0.5	—	n/a
Share of Loss of Associates accounted for using the Equity Method	(1.6)	(4.0)	(60)%	(8.2)	(4.3)	91%
Income Tax Benefit / (Expenses)	1.6	(172.7)	>(100)%	1.2	(168.6)	>(100)%
Consolidated Net Profit / (Loss)	48.3	329.4	(85)%	(189.7)	(151.1)	26%
Earnings per Share, Basic and Diluted (in €)	—	—	n/a	(5.53)	(4.42)	25%
Earnings per Share, Basic (in €)	1.28	9.64	(87)%	—	—	n/a
Earnings per Share, Diluted (in €)	1.22	8.93	(86)%	—	—	n/a
Cash and other financial assets (end of period)	680.5	907.2	(25)%	680.5	907.2	(25)%

MorphoSys will hold its conference call and webcast tomorrow, March 14, 2024, at 1:00 pm CET (12:00 pm GMT/8:00 am EDT) to present the results for the fourth quarter and the full year 2023.

Participants for the call may pre-register and will receive dedicated dial-in details to easily and quickly access the call:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=3038013&linkSecurityString=637b0c07e

Please dial in 10 minutes before the beginning of the conference.

The live webcast (audio and presentation) can be directly accessed via https://www.webcast-eqs.com/morphosys-2023-ye or via the Investors section under “Events & Conferences” on the MorphoSys website, www.morphosys.com; after the call, a slide-synchronized audio replay of the conference call will be available at the same location.

Consolidated Financial Statements 2023 (IFRS) are available for download at:

https://www.morphosys.com/en/investors/financial-information

About MorphoSys

At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn.

About Pelabresib

Pelabresib (CPI-0610) is an investigational selective small molecule designed to promote anti-tumor activity by inhibiting the function of bromodomain and extra-terminal domain (BET) proteins to decrease the expression of abnormally expressed genes in cancer. Pelabresib is being investigated as a treatment for myelofibrosis and has not yet been approved by any regulatory authorities. Its safety and efficacy have also not been established in a pivotal trial.

The development of pelabresib was funded in part by The Leukemia and Lymphoma Society®.

About MANIFEST-2

MANIFEST-2 (NCT04603495) is a global, double-blind, Phase 3 clinical trial that randomized 430 JAK inhibitor-naïve adult patients with myelofibrosis 1:1 to receive pelabresib in combination with ruxolitinib or placebo plus ruxolitinib. The primary endpoint of the study is a 35% or greater reduction in spleen volume (SVR35) from baseline at 24 weeks. The key secondary endpoints of the study are the absolute change in total symptom score (TSS) from baseline at 24 weeks and the proportion of patients achieving a 50% or greater improvement in total symptom score (TSS50) from baseline at 24 weeks. TSS is measured using the myelofibrosis self-assessment form (MFSAF) v4.0, which asks patients to report the severity of seven common symptoms, rating each of them on a scale from 0 (absent) to 10 (worst imaginable).

The new key secondary endpoint, absolute change in TSS, was added to directly measure change in the average TSS from baseline to week 24 of treatment and is listed as the first key secondary endpoint in the MANIFEST-2 hierarchical testing scheme. The decision to update the MANIFEST-2 clinical trial protocol was made following a Type C meeting with the U.S. Food and Drug Administration (FDA) in September 2023.

Additional secondary endpoints include progression-free survival, overall survival, duration of the splenic and total symptom score response, hemoglobin response rate and improvement in bone marrow fibrosis, among others.

Constellation Pharmaceuticals, Inc., a MorphoSys company, is the MANIFEST-2 trial sponsor.

About Tafasitamab

Tafasitamab is a humanized Fc-modified CD19 targeting immunotherapy. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).

In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). Please see the U.S. full Prescribing Information for Monjuvi for important safety information.

In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).

Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials. Its safety and efficacy for these investigational uses have not been established in pivotal trials.

Monjuvi® and Minjuvi® are registered trademarks of Incyte. Tafasitamab is marketed under the brand name Monjuvi® in the U.S., and Minjuvi® in Europe and Canada.

XmAb® is a registered trademark of Xencor, Inc.

Additional Information and Where to Find it

The takeover offer described in this communication (the “Takeover Offer”) has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of MorphoSys AG (the “Company”). The final terms and further provisions regarding the Takeover Offer will be in the offer document once the publication of the offer document by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”) has been approved by the German Federal Financial Supervisory Authority (the “BaFin”), after which the offer document will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant the offer document. In connection with the Takeover Offer, the Bidder and Novartis AG will file a Tender Offer Statement on Schedule TO with the SEC (together with the offer document, an Offer to Purchase including the means to tender and other related documents, the “Takeover Offer Documents”), the Company’s management board and supervisory board will issue a joint reasoned statement in accordance with sec. 27 of the German Securities Acquisition and Takeover Act and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (together with the joint reasoned statement, the “Recommendation Statements”). THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TAKEOVER OFFER DOCUMENTS AND THE RECOMMENDATION STATEMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TAKEOVER OFFER. The Takeover Offer Documents and the Recommendation Statements will be distributed to all stockholders of the Company in accordance with German and U.S. securities laws. The Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Bidder or the Company. Free copies of these materials and certain other offering documents will be made available on the Company’s website in English at morphosys.com/en/investors/Novartis-TakeoverOffer and in German at morphosys.com/de/investoren/Novartis-TakeoverOffer, by mail to MorphoSys AG, Semmelweisstrasse 7, 82152 Planegg, Germany or by phone at +49 89 8992 7179.

In addition to the Offer to Purchase, including the means to tender and certain other Takeover Offer Documents, as well as the Solicitation/Recommendation Statement, the Company files other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov and are also available free of charge under the “SEC Filings” section of the Company’s website at www.morphosys.com/en/investors.

In order to reconcile certain areas where German law and U.S. law conflict, Novartis AG and the Bidder expect to request no-action and exemptive relief from the SEC to conduct the Takeover Offer in the manner described in the offer document.

Acceptance of the Takeover Offer by stockholders residing outside Germany and the United States of America may be subject to further legal requirements. With respect to the acceptance of the Takeover Offer outside Germany and the United States, no responsibility is assumed for the compliance with such legal requirements applicable in the respective jurisdiction.

Forward Looking Statements

This communication contains certain forward-looking statements concerning the Company, the Bidder and the Takeover Offer that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Takeover Offer; statements about the expected timetable for the consummation of the Takeover Offer; the Company’s plans, objectives, expectations and intentions; and the financial condition, results of operations and business of the Company and Novartis AG.

The forward-looking statements contained in this communication represent the judgment of the Company as of the date of this communication and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of the Company, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Takeover Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Takeover Offer; the possibility that competing offers will be made; the possibility that various conditions for the Takeover Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Takeover Offer; the effects of the Takeover Offer on relationships with employees, other business partners or governmental entities; that the Bidder and Novartis AG may not realize the potential benefits of the Takeover Offer; transaction costs associated with the Takeover Offer; that the Company’s expectations may be incorrect; the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; the Company’s reliance on collaborations with third parties; estimating the commercial potential of the Company’s development programs; and other risks indicated in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company and the Tender Offer Statement on Schedule TO and related Takeover Offer Documents to be filed by the Bidder and Novartis AG. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this communication. The Company and the Bidder expressly disclaim any obligation to update any such forward-looking statements in this communication to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Senior Vice President, Corporate Affairs Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Vice President, Global Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Eamonn Nolan Senior Director, Corporate Communications & Investor Relations Tel: +1 617-548-9271 eamonn.nolan@morphosys.com